Exhibit 1

FOR IMMEDIATE RELEASE	25 October, 2018

Third Quarter Trading Update 2018

Mark Read, Chief Executive Officer, WPP:

“Turning around WPP requires decisive action and radical thinking, and our performance in the third quarter of 2018 reinforces our belief in that approach.

“The slowdown primarily reflects a further weakening of the performance of our businesses in North America and in our creative agencies, issues that we highlighted in our interim results.

“As previously stated, our industry is facing structural change, not structural decline, but in the past we have been too slow to adapt, become too complicated and have under-invested in core parts of our business. There is much to do and we have taken a number of critical actions to address these legacy issues and improve our performance.

“In April, we started immediately to develop the strategy for the new WPP that would simplify our organisation, better position our companies, invest more in creative talent, establish a common data and technology strategy and make it easier for our clients to access the many great strengths that reside within our company. At its heart is a new vision for WPP, supported by a strong culture that binds us together and makes us the most attractive destination for the best talent, allowing us to lead our industry in the future.

“We have already begun implementing this strategy, identifying the investments and restructuring actions that are needed to simplify the company and putting teams in place in the key areas of data and technology. We moved quickly to strengthen our balance sheet, making 16 disposals to date, primarily of non-core investments, raising £704 million. As a result of this, and a renewed focus on working capital, our net debt is down £925 million compared to the same period last year.

“Since my appointment as CEO in September, we have put more of these plans into action with the creation of VMLY&R, a new brand experience agency formed by the merger of VML and Y&R; further simplification with the integration of our healthcare agencies with Ogilvy, VMLY&R and Wunderman; and key appointments in operations, clients and technology as we build an even stronger executive team at the centre of WPP.

“There is a significant opportunity to develop Kantar into the world’s leading data, insights and consulting company. We believe in the potential for Kantar but given our many priorities, we need to make tough choices and we believe that the best way to unlock this potential is with a strategic or financial partner. The Board has approved a formal process to review the strategic options that will maximise share owner value. It is envisaged that WPP will remain a share owner with strategic links to ensure that the benefits to clients are realised. Preparations are underway, involving Kantar management, and unsolicited expressions of interest have been received.

“This move, together with the actions that we will continue to take, should further improve our balance sheet. In future, we will pay greater attention to capital discipline and focus our acquisition spending only on the most strategic opportunities that we can tightly integrate into our organisation.

“In April, independent analysts identified WPP as having the most business at risk from publicly announced client reviews among our peer group. The Ford review, which began nearly a year ago, resulted in the loss of the creative business but the retention of global activation and the majority of our work around the world. While we have lost pitches (primarily media) in relation to American

Express, GSK, HSBC, Opel and United Airlines, we have retained significant business with these clients. We have also won and successfully defended business with Adidas, BP, Hilton, Mars, Mondelez, Shell, T-Mobile and GSK’s Panadol. Our successes highlight our strengths, but we need to make it simpler for clients to get the best talent and expertise seamlessly from across WPP.

“After 22 years as Group Finance Director, Paul Richardson has decided to retire from the company. He will leave during the course of 2019, and work with us to ensure a smooth transition as we appoint his successor. Paul has played a central role in building WPP, and on behalf of the Board and the company as a whole I would like to thank him for his contribution to our success over many years.

“WPP has grown into a large and complex organisation, with many strengths, but also challenges. It will take time to improve our performance and we are realistic about the short-term issues that we face. Our top 150 leaders met in Brooklyn two weeks ago to discuss our plans and came away excited by the future, united by a new sense of common purpose, and committed to work together to build a new WPP.

“We will provide a strategy update in December. We look forward to updating our people, clients and share owners on the new vision for WPP, the substantial growth opportunities that exist for us, and how we will capture them through a simplified structure, investments in technology and talent, and a new culture that draws the best and brightest to WPP.”

∎	Third quarter reported revenue down 0.8% at £3.758 billion, impacted by currency headwinds of 2.0%. Constant currency revenue up 1.2%, like-for-like revenue up 0.2%
∎	Third quarter constant currency revenue less pass-through costs down 0.9%, like-for-like revenue less pass-through costs down 1.5%
∎	Nine months reported revenue down 1.6% at £11.251 billion
∎	Nine months constant currency revenue up 2.3%, like-for-like revenue up 1.1%
∎	Nine months constant currency revenue less pass-through costs up 0.7%, like-for-like revenue less pass-through costs down 0.3%
∎	Net debt at 30 September down £925 million compared with same period last year, following disposal of certain non-core assets and an improvement in net working capital
∎	Net new business of $4.0 billion in first nine months

Revenue analysis

£ million	2018	Δ reported	Δ constant[1]	Δ LFL[2]	Acquisitions	2017[3]
First quarter	3,555	-4.0%	2.0%	0.8%	1.2%	3,704
Second quarter	3,938	-0.2%	3.7%	2.4%	1.3%	3,946
First half	7,493	-2.1%	2.9%	1.6%	1.3%	7,650
Third quarter	3,758	-0.8%	1.2%	0.2%	1.0%	3,788
First nine months	11,251	-1.6%	2.3%	1.1%	1.2%	11,438

Revenue less pass-through costs
£ million	2018	Δ reported	Δ constant	Δ LFL	Acquisitions	2017[3]
First quarter	2,948	-5.1%	1.0%	-0.1%	1.1%	3,107
Second quarter	3,201	-2.1%	1.8%	0.7%	1.1%	3,269
First half	6,149	-3.6%	1.4%	0.3%	1.1%	6,376
Third quarter	3,103	-2.9%	-0.9%	-1.5%	0.6%	3,195
First nine months	9,252	-3.3%	0.7%	-0.3%	1.0%	9,571

[1]	Percentage change at constant currency exchange rates
[2]	Like-for-like growth at constant currency exchange rates and excluding the effects of acquisitions and disposals
[3]	Prior year figures have been restated for the impact of the adoption of IFRS 15: Revenue from Contracts with Customers

Review of quarter three and first nine months

Revenue

As shown in the tables above, in the third quarter of 2018, reported revenue was down 0.8% at £3.758 billion. Revenue in constant currency was up 1.2% compared with last year, the difference to the reported number reflecting the strengthening of the pound sterling in the first half, primarily against the US dollar, and other currencies in the third quarter. On a like-for-like basis, excluding the impact of acquisitions and currency fluctuations, revenue was up 0.2%, compared with 1.6% in the first half. Geographically, like-for-like revenue growth in the third quarter was stronger in Asia Pacific, Latin America, Africa & the Middle East and Central & Eastern Europe, with all other regions, particularly North America and the United Kingdom, slipping back. South East Asia and Latin America were particularly strong with Africa & the Middle East more difficult. Functionally, all sectors, except data investment management, performed less well compared with the first half.

In the third quarter, there was a slowdown in revenue less pass-through costs, with -0.9% constant currency growth and -1.5% like-for-like. All regions, except Asia Pacific, Latin America, Africa & the Middle East and Central & Eastern Europe showed a deteriorating trend in the third quarter, with all sectors, except data investment management, slipping back.

Regional review

Revenue analysis – Third Quarter

£ million	2018	Δ reported	Δ constant[4]	Δ LFL[5]	% group	2017	% group
N. America	1,331	-1.5%	-1.6%	-3.5%	35.5%	1,351	35.7%
United Kingdom	517	0.6%	0.6%	-0.9%	13.7%	514	13.6%
W. Cont Europe	763	0.5%	2.3%	1.0%	20.3%	759	20.0%
AP, LA, AME, CEE[6]	1,147	-1.5%	4.2%	4.4%	30.5%	1,164	30.7%
Total Group	3,758	-0.8%	1.2%	0.2%	100.0%	3,788	100.0%

Revenue analysis – First Nine Months
£ million	2018	Δ reported	Δ constant	Δ LFL	% group	2017	% group
N. America	3,930	-5.8%	-0.3%	-1.6%	34.9%	4,169	36.5%
United Kingdom	1,608	3.0%	3.0%	1.8%	14.3%	1,561	13.6%
W. Cont Europe	2,373	3.9%	3.7%	1.5%	21.1%	2,285	20.0%
AP, LA, AME, CEE	3,340	-2.4%	4.1%	3.9%	29.7%	3,423	29.9%
Total Group	11,251	-1.6%	2.3%	1.1%	100.0%	11,438	100.0%

Revenue less pass-through costs analysis – Third Quarter
£ million	2018	Δ reported	Δ constant	Δ LFL	% group	2017	% group
N. America	1,106	-4.3%	-4.5%	-5.3%	35.6%	1,156	36.2%
United Kingdom	402	-1.0%	-1.0%	-2.0%	13.0%	406	12.7%
W. Cont Europe	630	-0.4%	1.3%	-0.4%	20.3%	632	19.8%
AP, LA, AME, CEE	965	-3.6%	2.0%	2.4%	31.1%	1,001	31.3%
Total Group	3,103	-2.9%	-0.9%	-1.5%	100.0%	3,195	100.0%

[4]	Percentage change at constant currency exchange rates
[5]	Like-for-like growth at constant currency exchange rates and excluding the effects of acquisitions and disposals
[6]	Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe

Revenue less pass-through costs analysis – First Nine Months

£ million	2018	Δ reported	0 Δ constant	Δ LFL	% group	2017	% group
N. America	3,261	-8.5%	-3.1%	-3.7%	35.3%	3,563	37.2%
United Kingdom	1,235	1.2%	1.2%	0.3%	13.3%	1,221	12.8%
W. Cont Europe	1,949	4.3%	4.1%	1.1%	21.1%	1,869	19.5%
AP, LA, AME, CEE	2,807	-3.8%	2.7%	2.5%	30.3%	2,918	30.5%
Total Group	9,252	-3.3%	0.7%	-0.3%	100.0%	9,571	100.0%

North America showed further continued pressure in the third quarter, with like-for-like revenue less pass-through costs down 5.3%, compared with -3.3% in the second quarter and -2.9% in the first half, as parts of the Group’s media investment management, data investment management, health & wellness, direct, digital & interactive and specialist communications businesses slipped back, driven partly by client losses, but largely by spending reductions among the Group’s larger clients. These reductions were partly offset by improving performance in the Group’s public relations and public affairs businesses.

The United Kingdom, with like-for-like revenue less pass-through costs down 2.0% in the third quarter, compared with +1.4% in the second quarter and +1.5% for the first half, as most sectors were impacted by the spending cuts and the impact of net client losses in the quarter, particularly media investment management, data investment management and direct, digital and interactive. The Group’s advertising businesses showed a small relative improvement compared with the first half.

Western Continental Europe, which showed particularly strong growth in the second quarter, fell back with revenue less pass-through costs down 0.4% compared with +3.9% in the second quarter and -0.2% in the first quarter. Austria, Germany, Norway, Spain, Sweden and Turkey performed less well, partly offset by an improving trend compared with the first half in Belgium, Ireland, Greece and Switzerland.

Asia Pacific, Latin America, Africa & the Middle East and Central & Eastern Europe remained relatively stable with like-for-like revenue less pass-through costs up 2.4% in the third quarter, compared with 2.9% growth in the second quarter and 2.6% for the first half. In Asia Pacific, India showed particularly strong growth, with China and Singapore continuing to perform well. Australia & New Zealand were down over 5% in the third quarter, driven largely by the creative agencies and production businesses. Latin America and Central & Eastern Europe continued their strong growth in the third quarter, with the Middle East showing a relative improvement but Africa slipped back compared with the first half.

Business sector review

Revenue analysis – Third Quarter

£ million	2018	Δ reported	Δ constant[7]	Δ LFL[8]	% group	2017	% group
AMIM[9]	1,669	-3.9%	-1.8%	-0.5%	44.4%	1,737	45.9%
Data Inv. Mgt.	634	-2.0%	0.5%	0.1%	16.9%	647	17.1%
PR & PA10	298	0.5%	1.7%	2.6%	7.9%	296	7.8%
BC, HW & SC11	1,157	4.5%	6.3%	0.6%	30.8%	1,108	29.2%
Total Group	3,758	-0.8%	1.2%	0.2%	100.0%	3,788	100.0%

[7]	Percentage change at constant currency exchange rates
[8]	Like-for-like growth at constant currency exchange rates and excluding the effects of acquisitions and disposals
[9]	Advertising, Media Investment Management
[10]	Public Relations & Public Affairs
[11]	Brand Consulting, Health & Wellness and Specialist Communications (including direct, digital and interactive)

Revenue analysis – First Nine Months

£ million	2018	Δ reported	Δ constant	Δ LFL	% group	2017	% group
AMIM	5,110	-3.7%	0.1%	1.3%	45.5%	5,307	46.4%
Data Inv. Mgt.	1,870	-4.6%	-1.1%	-1.4%	16.6%	1,960	17.1%
PR & PA	879	-1.7%	2.6%	3.3%	7.8%	894	7.8%
BC, HW & SC	3,392	3.5%	7.9%	1.8%	30.1%	3,277	28.7%
Total Group	11,251	-1.6%	2.3%	1.1%	100.0%	11,438	100.0%

Revenue less pass-through costs analysis – Third Quarter

£ million	2018	Δ reported	Δ constant	Δ LFL	% group	2017	% group
AMIM	1,297	-8.7%	-6.5%	-4.0%	41.8%	1,420	44.4%
Data Inv. Mgt.	477	-3.5%	-0.7%	-1.2%	15.4%	494	15.5%
PR & PA	282	0.1%	1.4%	2.5%	9.1%	282	8.8%
BC, HW & SC	1,047	4.8%	6.5%	0.4%	33.7%	999	31.3%
Total Group	3,103	-2.9%	-0.9%	-1.5%	100.0%	3,195	100.0%

Revenue less pass-through costs analysis – First Nine Months

£ million	2018	Δ reported	Δ constant	Δ LFL	% group	2017	% group
AMIM	3,936	-7.8%	-4.0%	-1.8%	42.5%	4,268	44.6%
Data Inv. Mgt.	1,423	-4.6%	-0.8%	-1.4%	15.4%	1,491	15.6%
PR & PA	833	-2.0%	2.2%	3.1%	9.0%	850	8.9%
BC, HW & SC	3,060	3.3%	7.7%	1.4%	33.1%	2,962	30.9%
Total Group	9,252	-3.3%	0.7%	-0.3%	100.0%	9,571	100.0%

In the third quarter of 2018, like-for-like revenue less pass-through costs in the Group’s advertising and media investment management businesses showed a significant deterioration compared with the first half, particularly in North America, the United Kingdom and Continental Europe, partly offset by double digit-growth in Asia Pacific and Latin America. The Group’s advertising businesses remain difficult, particularly in Continental Europe and Asia Pacific, with all regions, except the United Kingdom and Latin America, slower.

Data investment management showed a slight improvement in the third quarter, with like-for-like revenue less pass-through costs down 1.2% compared with -1.3% in the second quarter and -1.5% for the first half. There was significant improvement in Asia Pacific, up over 7%, with Western Continental Europe also showing improvement. North America remains difficult and the United Kingdom, following an improvement in the second quarter, slipped back, as Kantar Insights and Kantar Media came under pressure. Kantar Public and Kantar Health remain challenged, but both showed an improvement in the third quarter compared with the first half.

Public relations and public affairs was the strongest performing sector in the third quarter as it was in the second quarter, with like-for-like revenue less pass-through costs up 2.5%. This was driven by strong growth in both the United Kingdom and Germany through the Group’s financial public relations businesses and continued strong growth in Asia Pacific and the Middle East.

In the Group’s specialist communications businesses, direct, digital & interactive together with health & wellness were up strongly, but brand consulting remains challenging, particularly in the United States following some client losses towards the end of 2017.

Balance sheet highlights

Average net debt in the first nine months of 2018 was £4.991 billion, compared to £4.981 billion in 2017, at 2018 exchange rates, an increase of £10 million. The small increase in the average net debt figure, reflects the increase in capital expenditure and dividends in the 12 months to 30 September, together with a worsening net working capital position in the second half of 2017, offset by the impact of the sale proceeds in relation to the disposal of the Group’s interests in certain associates and investments as outlined in the Group’s 2018 Interim Results.

Net debt at 30 September 2018 was £4.884 billion, compared to £5.809 billion on 30 September 2017, at 2018 exchange rates, a decrease of £925 million. The decrease in the net debt figure at 30 September 2018 reflects £704 million proceeds in relation to the disposal of non-core investments, principally Globant S.A. and AppNexus, with an improvement in net working capital in the third quarter.

There were no additional share repurchases in the third quarter, and in the first half of 2018, 15.9 million shares, or 1.3% of the issued share capital, were purchased at a cost of £201 million and an average price of £12.63 per share.

Financial guidance

For 2018, reflecting the slowdown in the third quarter and a more cautious outlook for the rest of the year:

∎   Like-for-like revenue less pass-through costs growth is likely to be down 0.5% – 1.0%

∎   Forecast operating margin to revenue less pass-through costs is likely to be down in the range of 1.0 – 1.5 margin points

Strategy update

We will update share owners on the Group’s strategy in December. This update will address the actions that have already been taken and those we will be taking to better position the business for growth and to address under-performing units and detail the restructuring costs that will be necessary, as well as the associated benefits.

For further information:

Mark Read	}
Andrew Scott	}
Paul Richardson	}	+44 20 7408 2204
Lisa Hau	}
Chris Wade	}

Kevin McCormack	}
Fran Butera	}	+1 212 632 2235

Juliana Yeh		+852 2280 3790

Richard Oldworth,

Buchanan Communications    +44 20 7466 5000 +44 7710 130 634

wpp.com/investors

This announcement has been filed at the Company Announcements Office of the London Stock Exchange and is being distributed to all owners of Ordinary shares and American Depository Receipts. Copies are available to the public at the Company’s registered office.

The following cautionary statement is included for safe harbour purposes in connection with the Private Securities Litigation Reform Act of 1995 introduced in the United States of America. This announcement may contain forward-looking statements within the meaning of the US federal securities laws. These statements are subject to risks and uncertainties that could cause actual results to differ materially including adjustments arising from the annual audit by management and the Company’s independent auditors. For further information on factors which could impact the Company and the statements contained herein, please refer to public filings by the Company with the Securities and Exchange Commission. The statements in this announcement should be considered in light of these risks and uncertainties.